UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of
1934

RESPIRONICS, INC.
(Name of Subject Company (Issuer))

MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING PRESS RELEASE WAS ISSUED ON DECEMBER 21, 2007.
PHILIPS TO MAKE A PUBLIC OFFER FOR ALL SHARES OF U.S.-BASED RESPIRONICS; A MAJOR STEP FORWARD FOR
PHILIPS HEALTHCARE
•	Philips and Respironics agree to all-cash offer of USD 66 per share; total transaction price of approximately EUR 3.6 billion

•	Acquisition significantly strengthens Philips Healthcare, will provide a strategic platform for further growth and leverages the acquisitions of Lifeline and Raytel

•	Acquisition will make Philips a leader in the global Home Healthcare space and in the fast-growing field of obstructive sleep apnea management and home respiratory care

•	Philips’ ‘in-hospital’ position also strengthened through acquisition given Respironics’ strong non-invasive ventilation and respiratory monitoring products for hospitals and clinics

•	Respironics Board of Directors recommends offer to shareholders
Amsterdam, the Netherlands and Murrysville, Pennsylvania, USA — Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) and Respironics, Inc (Nasdaq: RESP) today announced a definitive merger agreement pursuant to which Philips will commence a tender offer to acquire all of the outstanding shares of Respironics for USD 66 per share, or a total purchase price of approximately EUR 3.6 billion (USD 5.1 billion) to be paid in cash upon completion. This transaction will firmly place Philips as a global leader in the fast-growing home healthcare market by adding new product categories in obstructive sleep apnea and home respiratory care to its existing businesses in this field. In addition, this acquisition will be highly complementary to Philips’ patient monitoring businesses in the hospital setting. The board of directors of Respironics has unanimously approved the transaction and recommends the offer to their shareholders.
Respironics, based in Murrysville, Pennsylvania, USA, is the leading provider of innovative solutions for the global sleep therapy and respiratory markets. The fast-growing company develops, manufactures, distributes and markets innovative products in the field of respiratory medical technology, which are used in both home settings as well as in hospitals and clinics. Respironics has approximately 5,300 employees worldwide.
“Respironics is an excellent strategic fit and will significantly drive our growth in healthcare both in the hospital and in the home,” said Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics. “The acquisition of Respironics is another major milestone towards the completion of our objective to build market leadership positions in high-growth, high-margin businesses across the three market sectors of healthcare, lighting and consumer lifestyle. It is also another significant step in our continuing capital re-allocation process. With about EUR 10 billion worth of closed or announced acquisitions since 2005 and EUR 10.2 billion of realized or announced share repurchase programs during the same period, we are well on track to deliver an efficient balance sheet before the end of 2009.”
Almost three-quarters of Respironics’ sales are achieved in the company’s Sleep and Home Respiratory business which consists of diagnostic and therapeutic devices for sleep disordered breathing and chronic respiratory diseases. Respironics is a global leader in the treatment of Obstructive Sleep Apnea (OSA), a condition characterized by the repeated cessation of breathing during sleep. It is estimated that in the United States alone there are 18 — 20 million sufferers of moderate or severe OSA of which only 15 — 20% have been diagnosed. Research in recent years has shown a link between OSA, heart disease, stroke and diabetes. Additionally, the company has a leading position in noninvasive ventilation and has recently introduced new home oxygen technologies to serve the needs of respiratory impaired patients in the home. The remainder of the Company’s business is focused on the hospital channel and includes noninvasive and invasive ventilation, respiratory monitoring, neonatal products and respiratory drug delivery technologies for the treatment of respiratory diseases.
Growth in the USD 5 billion plus global respiratory markets is expected to be at least 10% per annum going forward and the market for global sleep apnea management in particular is expected to show a mid-teen percentage growth rate annually in the coming years, as rising awareness of this potentially life-threatening condition leads to increasing diagnosis and treatment of OSA. Growth in the global sleep and respiratory markets is expected to be particularly significant in Asia and Europe, where Philips’ strong brand combined with the sales and distribution channels of both organizations will further accelerate adoption of Respironics’ innovative portfolio.
“A core part of Philips’ healthcare strategy is to take a leading position in the high-growth sector of home healthcare,” Steve Rusckowski, Chief Executive Officer of Philips Healthcare and member of the Board of Management of Royal Philips, said. “This acquisition, with its significant strategic and financial benefits to Philips Healthcare, is another important step in carrying out this strategy.” Upon completion of this acquisition, Respironics will become the centerpiece of Home Healthcare Solutions, which will form part of Philips Healthcare as of January 1, 2008.
“The transaction we are announcing today will deliver superior and certain value to Respironics’ shareholders,” said John L. Miclot, President and Chief Executive Officer of Respironics. “The combination of Respironics and Philips will allow us to continue to provide exceptional products and services to our customers and allow Respironics to expand its leadership in the global sleep and respiratory markets. Philips is the right partner to create additional growth opportunities for our company, and we believe that our company will benefit significantly by being part of a larger, growing and dynamic organization. We look forward to working with Philips to ensure an effective and seamless transition.”
Philips has made a number of successful acquisitions in the area of Home Healthcare so far. Last year Philips announced the acquisition of Lifeline Systems, and Health Watch and Raytel Cardiac Services were added this year. Philips Home Healthcare Solutions already offers a range of solutions that enable the treatment and monitoring of patients in the surroundings of their personal living space rather than in a hospital environment. Today, Philips Home Healthcare Solutions supports almost one million at-risk seniors, either in their own homes or in senior living facilities throughout the U.S. and Canada.
Cost synergies expected from this transaction will be primarily based on supply chain optimization and savings in general and administrative expenses including IT related synergies to be achieved by leveraging Respironics’ strong IT infrastructure. Respironics’ respiratory management portfolio is synergistic with Philips’ current offerings in patient monitoring, from pre-hospital admission to long-term disease management in the home. The combined businesses will profit from cross-selling opportunities leveraging Philips’ existing strengths in both the hospital and the home. The transaction will be immediately accretive to revenue growth as well as EBITA margin to Philips and Philips Healthcare.
Over a twelve month period ending in September 2007, Respironics reported sales of approximately USD 1.2 billion with an EBITA margin of 19%. In its last five fiscal years Respironics has seen revenues grow at a compound annual growth rate of 19% whilst the EBITA margin grew at a compound annual growth rate of 20% over this period.
This transaction is structured as an all-cash tender offer by Philips for all of the issued and outstanding shares of Respironics, to be followed by a merger in which each remaining un-tendered share of Respironics will be converted into the USD 66 per share price paid in the tender offer. The tender offer is expected to commence by January 8, 2008 and is not subject to any financing contingency. The acquisition will be effected pursuant to a merger agreement and is subject to the terms and conditions of that agreement. These include the tender of a majority of the outstanding Respironics shares, as well as customary U.S. and EU regulatory clearances. The transaction is expected to close in the first quarter of 2008 upon which Respironics will become the headquarters for Philips Home Healthcare Solutions group within Philips Healthcare.
At 10.00 AM CET today, financial analysts are invited to join a telephone conference with Gerard Kleisterlee, Philips’ President and CEO, Pierre-Jean Sivignon, Chief Financial Officer of Philips and Steve Rusckowski, Chief Executive Officer of Philips Healthcare. A live webcast of this conference call and a presentation with regard to this transaction will be made available on Philips’ Investor Relations website at: http://www.philips.com/about/investor/index.page.
At 11.30 AM CET today, journalists are invited to join a telephone briefing with
Mr Kleisterlee, Mr Sivignon and Mr. Rusckowski. A live webcast of this briefing will be made available on Philips’ News Center website at: http://www.newscenter.philips.com/about/news/index.page

For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Andre Manning
Philips Healthcare Communications
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235
Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006
About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, the Company is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on the Company’s Web site: www.respironics.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will be completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Respironics’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Moonlight Merger Sub, Inc., a fully-owned subsidiary of Philips Holding USA Inc., which is a fully-owned subsidiary of Royal Philips Electronics, with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Respironics with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Respironics with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Respironics at 1010 Murry Ridge Lane, Murrysville, PA 15668.
For media inquiries, please contact:
Steve Kelly, Senior Public Relations Manager
Tel: +1 425-487-7479

E-mail: steve.kelly@philips.com
Ian Race, Public Relations Manager
Tel: +1 978-659-4624
E-mail: ian.race@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of USD 37 billion (EUR 27 billion) in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.